OMB APPROVAL
OMB Number: 3235-0415
Expires: February 28, 2009
Estimated average burden hours per response time...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13-D

Under the Securities Exchange Act of 1934

PLATINUM ENERGY RESOURCES, INC.
(Name of Issuer)
COMMON STOCK, $.0001 PAR VALUE PER SHARE
(Title of Class of Securities)
727659104
(CUSIP NUMBER)
Tim G. Culp
200 N. Loraine, Suite 500
Midland, Texas 79701
(432) 686-7136
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
-with a copy to-

William F. Krueger
Lynch, Chappell & Alsup, P.C.
300 N. Marienfeld, Suite 700
Midland, Texas 79701
(432) 683-3351
June 24, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No.	727659104

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above reporting persons (entities only). Tim G. Culp

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF and OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER

NUMBER OF		2,115,976

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,115, 976

WITH	10.	SHARED DISPOSITIVE POWER

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,115, 976

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.59%(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	The percentages used herein and in the rest of this Schedule 13D are calculated based upon 22,070,762 shares of common stock issued and outstanding as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2008, which was filed with the Commission on May 12, 2008.

Item 1. Security and Issuer.
     The name of the Issuer is Platinum Energy Resources, Inc. (“Platinum” or the “Issuer”). Platinum’s principal executive offices are located at 25 Phillips Parkway, Montvale, NJ 07645.
Item 2. Identity and Background.
(a)	This Schedule 13D is being filed by Tim G. Culp, an individual (the “Reporting Person”).

(b)	The Reporting Person’s business address is 200 N. Loraine, Suite 500, Midland, Texas 79701.

(c)	The Reporting Person is the Chairman of the Board of Platinum and was President, CEO and Chairman of the Board of Tandem Energy Holdings, Inc. a Nevada corporation (“Tandem”), prior to its dissolution on June 24, 2008.

(d)	During the last five (5) years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which has resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     On October 26, 2007, Platinum consummated the acquisition of substantially all of the assets of Tandem Energy Corporation, a Colorado corporation (“TEC”), then a wholly-owned subsidiary of Tandem. As part of the consideration for the purchase of the assets, Platinum issued 7,692,308 shares of its common stock to TEC. On March 11, 2008, TEC was dissolved by merger into Tandem. Tandem, the surviving corporation in the merger, acquired the assets of TEC which consisted of 7,692,308 shares of Platinum’s common stock. On June 24, 2008, Tandem dissolved under the laws of the

State of Nevada. As part of Tandem’s dissolution, the 7,692,308 shares of Platinum’s common stock held by Tandem will be distributed to its shareholders in a liquidating distribution, which includes 2,115,976 shares of Platinum’s common stock that will be distributed to the Reporting Person.
Item 4. Purpose of Transaction.
     The Reporting Person will acquire 2,115,976 shares of Platinum’s common stock following Tandem’s dissolution and liquidating distribution.
          The Reporting Person does not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals): (i) the acquisition by any person of additional securities of Platinum, or the disposition of securities of Platinum; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Platinum, or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Platinum or any of its subsidiaries; (iv) any change in the present board of directors or management of Platinum, including any plans or proposals to change the number or term of directors or to fill any vacancies existing on the board; (v) any material change in the present capitalization or dividend policy of Platinum; (vi) any other material change in Platinum’s business or corporate structure; (vii) any other material changes in Platinum’s charter or bylaws or other actions which may impede the acquisition of the control of Platinum by any persons; (viii) causing a class of securities of Platinum to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Platinum becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any actions similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	2,115,976 shares of Platinum’s common stock, representing 9.59% of the shares of Platinum’s common stock outstanding.

(b)	The Reporting Person has sole dispositive and voting power with respect to the reported securities.

(c)	No trades were made by the Reporting Person of Platinum’s shares of common stock within the past 60 days.

(d)	Inapplicable.

(e)	Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     In early March, 2005, Tandem, whose board was comprised of one director, Lyle Mortensen, issued 20,000,000 restricted shares of its common stock to Mr. Mortensen. Some of these shares were subsequently transferred by Mr. Mortensen to others including principals of TEC and Shamrock Energy Corporation, a Texas corporation, the Reporting Person, Dyke Culp and Jack Chambers, in late March, 2005. Mr. Mortensen resigned as a director and officer of Tandem in late March, 2005. Tandem’s board subsequently cancelled all of the 20,000,000 shares on the grounds that the stock was issued without lawful consideration. All of the cancelled shares were returned to Tandem, except for 2,878,000 shares held by Mr. Mortensen. Tandem believes that all of the shares held by Mr. Mortensen are null and void and has instructed its transfer agent to place a hold on the stock certificates held by Mr. Mortensen. On May 17, 2006, Tandem received notification from Arthur W. Tifford claiming to be a “holder in due course” of a certificate representing 2,700,000 shares of Tandem common stock previously held by Mr. Mortensen and a demand that such shares be reissued.
     On May 23, 2006, Tandem filed a lawsuit in Nevada District Court, Cause No. CV06-01215, Washoe County, Nevada, styled Tandem Energy Holdings, Inc., v. Aritex Consultants, Inc., Arthur W. Tifford, P.A., Arthur W. Tifford, Ronald G. Williams, Lyle J. Mortensen, and Manhattan Transfer Co., against Tandem’s transfer agent, Arthur W. Tifford, P.A., Arthur W. Tifford, individually, and three other defendants and the court rendered a judgment that the certificate evidencing the 2,700,000 shares was invalid and void and directed Tandem’s transfer agent to void the certificate evidencing the 2,700,000 shares if presented for transfer, and enjoined the transfer agent from transferring the certificate if so presented.

     Arthur W. Tifford, P.A., filed a competing lawsuit against Tandem and Platinum in the Florida Circuit Court, Cause No. 06-11547CA06, Miami-Dade County, Florida, styled Arthur W. Tifford, P.A., v. Tandem Energy Holdings, Inc. and Platinum Energy Holdings, Inc., on or about June 14, 2006, seeking a declaration by the court that Tandem’s cancellation of the 2,700,000 shares was improper and that Arthur W. Tifford, P.A., was the rightful owner of such shares, and an injunction prohibiting Tandem and Platinum from taking any action in detriment to its alleged rights in and to the shares. Tandem successfully challenged the jurisdiction of the Florida Court and obtained an order dismissing the complaint filed by Arthur W. Tifford, P.A.
     On June 12, 2007, Arthur W. Tifford, P.A. filed a lawsuit in the United States District Court for the Western District of Texas, Midland-Odessa Division, in Cause No. MO-07-CV-049, styled Arthur W. Tifford, P.A. v. Tandem Energy Corp., Tandem Energy Holdings, Inc., Manhattan Transfer Registrar Co., Todd M. Yocham, Tim G. Culp, Jack Chambers and Michael Cunningham, against Tandem, TEC, the Reporting Person, Todd M. Yocham, Jack Chambers, Michael Cunningham and Tandem’s transfer agent alleging conversion and conspiracy to convert with respect to the certificate representing the 2,700,000 shares. Tandem, TEC and the other defendants in this lawsuit were granted a Motion for Summary Judgment in their favor. Arthur W. Tifford, P.A., has since filed its Notice of Appeal with the United States Court of Appeals for the Fifth Circuit, appealing the Western District Court’s grant of the defendants’ Motion for Summary Judgment. If Arthur W. Tifford, P.A. is ultimately successful in its appeal against Tandem, TEC, the Reporting Person and Messrs. Yocham, Chambers and Cunningham, the Reporting Person’s ownership of the 2,115,976 shares of Platinum’s common stock reported on herein could be reduced by up to 400,074 shares.
Item 7. Material to Be Filed as Exhibits.
     Inapplicable.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

07/03/2008 Date

/s/ Tim G. Culp Signature

Tim G. Culp Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional Misstatements or omissions of facts constitute Federal criminal violations (See 18 U.S.C. 1001).